COMMENTS RECEIVED ON SEPTEMBER 3, 2013

FROM EDWARD BARTZ

FIDELITY MUNICIPAL TRUST (File Nos. 002-55725 and 811-02628)

Fidelity Conservative Income Municipal Bond Fund

POST-EFFECTIVE AMENDMENT NO. 114

1. "Cover" (prospectus)

(Example from Retail Class prospectus)
"In this prospectus, the term "shares" (as it relates to the fund) means the class of shares offered through this prospectus."

C: The Staff requests that this language be deleted from the cover.

R: The language at issue was revised and relocated from the "Fund Summary" section to the cover page in response to SEC Staff comments received on November 3 and November 17, 2009 relating to 485(a) filings for Fidelity Charles Street Trust and Fidelity Fixed Income Trust. We continue to believe that the disclosure is important in light of our fund and class naming conventions, which can be confusing without additional explanation. Accordingly, we have not removed the disclosure.

2. "Fund Summary" (prospectuses)

"Investment Objective" and "Principal Investment Strategies"

"The fund seeks to provide a high level of income, exempt from federal income tax, consistent with preservation of capital."

"Normally investing at least 80% of its assets in U.S. dollar-denominated municipal money market securities and high quality investment-grade municipal debt securities whose interest is exempt from federal income tax."

C: The Staff requests that we add disclosure stating that the fund may be subject to the federal alternative minimum tax either in the "Investment Objective" or in "Principal Investment Strategies."

R: The disclosure under the sub-headings "Investment Objective" and "Principal Investment Strategies" in the "Investment Summary" section appropriately discloses the fund's investment objective and principal investment strategies. We believe that the tax consequences associated with alternative minimum tax are not required to be disclosed in these sections of the prospectus for a fund that is a "municipal" fund, not a "tax-free" or "tax-exempt" fund. The "Principal Investment Strategies" sub-section is intended to "summarize how the Fund intends to achieve its investment objective by identifying the Fund's principal investment strategies (including the type or types of securities in which the Fund invests or invests principally). . .." Item 4(a). We believe this result is consistent with the Staff's Q&A on Rule 35d-1, which provided, "The terms 'municipal' and 'municipal bond' in a fund's name suggest that the fund's distributions are exempt from income tax. Therefore, funds that use these terms in their names would be expected to comply with rule 35d-1(a)(4). However, funds that use the term 'municipal' rather than 'tax-exempt' may count securities that generate income subject to the alternative minimum tax toward the 80% investment requirement, while funds that use the term 'tax-exempt' may not." Further, we note that under the headings "Tax Information" (in the summary prospectus) and "Tax Consequences," we disclose that "[a] portion of the dividends you receive may be subject to federal and state income taxes and may also be subject to the federal alternative minimum tax" (emphasis added). We believe these are the appropriate locations for this tax disclosure and accordingly have not added disclosure under "Investment Objective" and "Principal Investment Strategies".

3. "Fund Summary" (prospectuses)

"Principal Investment Strategies"

  "Normally investing at least 80% of its assets in U.S. dollar-denominated municipal money market securities and high quality investment-grade municipal debt securities whose interest is exempt from federal income tax."

C: The Staff requests that, in accordance with Rule 35d-1, we disclose that the fund invests 80% in "municipal bonds" prior to defining them as "U.S. dollar-denominated municipal money market securities and high quality investment-grade municipal debt securities."

R: As previously discussed with the Staff, we continue to believe that the use of the term "debt securities" rather than "bond" in describing the fund's investments does not raise any issue under Rule 35d-1 (see Stan Griffith's June 21, 1990 letter to David Wills, then Branch Chief of the SEC's Division of Investment Management). The Staff has stated that for the purposes of Section 35(d), investing in "debt instruments" is sufficient for funds with "bond" in their names. Specifically, the Staff's generic comment letter of February 25, 1994 states that "...a fund using the term "bond" in its name satisfies the requirements of Section 35(d) of the 1940 Act and Guide 1 to Form N-1A if it invests at least 65 percent [now 80 percent] of its total assets in debt instruments." "Debt securities" are defined under the heading "Description of Principal Security Types" in the "Investment Details" section of the Prospectus to include a variety of debt instruments. We believe that this disclosure adequately describes what each fund considers to be a "bond" for purposes of its investment policies, and is consistent with Section 35(d) and Rule 35d-1 thereunder.

Moreover, we believe that complying with the Staff's request to reword the policy in a way that defines bonds to be the types of securities currently referenced in the fund's 80% policy differs from the current disclosure in form only, not in substance, and reflects an acknowledgement that the substance of the fund's 80% policy is acceptable. Accordingly, we believe that the fund's name and 80% policy are consistent with Rule 35d-1 and have not modified disclosure.

4. "Fund Summary" (prospectuses)

"Principal Investment Strategies"

"Normally investing at least 80% of its assets in U.S. dollar-denominated municipal money market securities and high quality investment-grade municipal debt securities whose interest is exempt from federal income tax."

C: The Staff questions why municipal money market securities are considered municipal bonds.

R: A bond is a type of debt security used by issuers to borrow money. A money market security is a high-quality, short term debt security also issued to borrow money. As discussed above in response to Comment 3, investing in "debt instruments" is sufficient for funds with "bond" in their names for purposes of an 80% test. We believe that money market securities are a type of debt instrument that is an appropriate investment for a bond fund and therefore it is appropriate to include money market securities in the 80% test for a bond fund. Similarly, because this is a municipal bond fund, the definition of municipal bonds to include municipal money market securities is appropriate.

5. "Fund Summary" (prospectuses)

"Principal Investment Strategies"

"Managing the fund to have similar overall interest rate risk to the 50% Barclays 1-Year Municipal Bond / 50% iMoneyNet Tax-Free National Retail Blended Index."

C: The Staff requests that we include the interest rate as of a recent date.

R: We believe that this information, while not required by Form N-1A, may be useful for shareholders and will consider stating weighted average maturity or a similar measure of interest rate risk for the index in future filings.

6. "Fund Summary" (prospectuses)

"Principal Investment Strategies"

"Potentially investing more than 25% of total assets in municipal securities that finance similar types of projects."

C: The Staff requests that we define "similar types of projects."

R: We call the Staff's attention to the disclosure in the "Investment Details" section for the fund, which provides: "FMR may invest more than 25% of the fund's total assets in municipal securities that finance similar projects, such as those relating to education, health care, transportation, and utilities" and related disclosure in the fund's SAI under "Municipal Market Disruption Risk."

7. "Fund Summary" (prospectuses)

"Principal Investment Risks"

"Potentially investing more than 25% of total assets in municipal securities that finance similar types of projects."

C: The Staff requests that we add a corresponding risk.

R: The fund does not have a policy to concentrate in any industry or group of industries. We note that we include the disclosure at issue because we believe it is relevant and helpful to shareholders to understand that the fund may have a substantial amount of assets invested in municipal securities that are related in such a way that an economic, business, or political development or change affecting one such security would likewise affect the other securities. See Former Guide 19 to Form N-1A (if a company invests or may invest 25% or more of its assets in securities the interest upon which is paid from revenues of similar type projects, it should to disclose this fact). We do not believe it is appropriate to add a corresponding risk.

8. "Fund Summary" (prospectuses)

"Principal Investment Risks"

C: The Staff requests that an alternative minimum tax risk be added to the "Principal Investment Risks" in the "Fund Summary" section.

R: The disclosure under the sub-heading "Principal Investment Risks" in the "Investment Summary" section appropriately discloses the fund's principal investment risks. Tax consequences associated with alternative minimum tax are not considered a principal investment risk of the fund, which is a "municipal" fund, not "tax-free" or "tax-exempt" fund. We believe this result is consistent with the Staff's Q&A on Rule 35d-1, which provided, "The terms 'municipal' and 'municipal bond' in a fund's name suggest that the fund's distributions are exempt from income tax. Therefore, funds that use these terms in their names would be expected to comply with rule 35d-1(a)(4). However, funds that use the term 'municipal' rather than 'tax-exempt' may count securities that generate income subject to the alternative minimum tax toward the 80% investment requirement, while funds that use the term 'tax-exempt' may not." Further, we note that under the headings "Tax Information" and "Tax Consequences," we disclose that "[a] portion of the dividends you receive may be subject to federal and state income taxes and may also be subject to the federal alternative minimum tax" (emphasis added). We believe these are the appropriate locations for this tax disclosure and accordingly have not added disclosure under "Principal Investment Risks."

9. "Fund Summary" (prospectuses)

"Purchase and Sale of Shares"

(Example from Retail Class prospectus)
"You may buy or sell shares of the fund through a Fidelity brokerage or mutual fund account, or through an investment professional. You may buy or sell shares in various ways:

Internet www.fidelity.com
Phone Fidelity Automated Service Telephone (FAST®) 1-800-544-5555 To reach a Fidelity representative 1-800-544-6666
Mail
Additional purchases: Fidelity Investments P.O. Box 770001 Cincinnati, OH 45277-0003	Redemptions: Fidelity Investments P.O. Box 770001 Cincinnati, OH 45277-0035
TDD - Service for the Deaf and Hearing Impaired 1-800-544-0118

The price to buy one share of the fund is its net asset value per share (NAV). Your shares will be bought at the NAV next calculated after your investment is received in proper form.

The price to sell one share of the fund is its NAV. Your shares will be sold at the NAV next calculated after your order is received in proper form.

The fund is open for business each day the New York Stock Exchange (NYSE) is open.

Initial Purchase Minimum	$10,000

The fund may waive or lower purchase minimums."

C: The Staff requests that we remove the disclosure pertaining to purchasing shares of the fund.

R: We believe the disclosure at issue is consistent with the purchase and sale information required by Item 6(a) and (b), and note that the disclosure is intended to be read together with the paragraph directly below it. We acknowledge that the fund has comparable disclosure in the "Additional Information about the Purchase and Sale of Shares" section of its statutory prospectuses, but we believe that it is important to include the disclosure at issue because this fund will produce stand-alone summary prospectuses. Accordingly, we have not modified disclosure.

10. "Investment Details" (prospectuses)

"Principal Investment Strategies"

"FMR may invest the fund's assets in municipal debt securities by investing in other funds."

C: The Staff questions if this paragraph should begin with "In addition to the principal investment strategies discussed above" or if investing in other funds is a principal investment strategy.

R: The disclosure will be revised in the fund's next filing to read as follows:

"In addition to the principal investment strategies discussed above, the Adviser may invest the fund's assets in municipal debt securities by investing in other funds."

11. "Investment Details" (prospectuses)

"Principal Investment Risks"

"Leverage Risk. Derivatives and forward-settling securities involve leverage because they can provide investment exposure in an amount exceeding the initial investment. Leverage can magnify investment risks and cause losses to be realized more quickly. A small change in the underlying asset, instrument, or index can lead to a significant loss. Assets segregated to cover these transactions may decline in value and are not available to meet redemptions. Forward-settling securities also involve the risk that a security will not be issued, delivered, or paid for when anticipated. Government legislation or regulation could affect the use of these transactions and could limit a fund's ability to pursue its investment strategies."

C: The Staff requests that we add a corresponding risk to "Principal Investment Risks" in the "Fund Summary" section.

R: We believe that the disclosure under the sub-heading "Principal Investment Risks" in the "Fund Summary" section appropriately discloses the fund's principal investment risks. Leverage risk is not expected to be a principal investment risk for the fund, but because the fund may invest in derivatives and forward-settling securities, the fund could be exposed to some leverage risk. General Instruction C.3(b) under Form N-1A provides that a fund may include, except in response to Items 2 through 8, information in the prospectus that is not otherwise required. Because leverage can magnify investment risks, we believe this is an important risk to identify, even if not disclosed as "principal" in the "Summary" section.

12. "Fund Summary" (prospectuses)

"Fee Table"

(Example from Institutional Class)
"A Fidelity Management & Research Company (FMR) has contractually agreed to reimburse Institutional Class of the fund to the extent that total operating expenses (excluding interest, taxes, brokerage commissions, extraordinary expenses, and acquired fund fees and expenses, if any), as a percentage of its average net assets, exceed 0.30%. This arrangement will remain in effect through February 28, 2015. FMR may not terminate this arrangement before the expiration date without the approval of the Board of Trustees."

C: The Staff requests confirmation that the agreement will be filed as an exhibit to the registration statement.

R: As disclosed, this expense reimbursement arrangement will remain in effect for at least a year from the effective date of the prospectus, but there is no agreement to be filed under Item 28(h). Instead, this particular arrangement is an undertaking made by FMR pursuant to which it is bound in accordance with the disclosure to reimburse certain expenses through the stated date (as compared with a voluntary arrangement, which could be discontinued by FMR at any time).

13. "Trustees and Officers" (SAIs)

Experience, Skills, Attributes, and Qualifications of the Fund's Trustees. The Governance and Nominating Committee has adopted a statement of policy that describes the experience, qualifications, attributes, and skills that are necessary and desirable for potential Independent Trustee candidates (Statement of Policy). The Board believes that each Trustee satisfied at the time he or she was initially elected or appointed a Trustee, and continues to satisfy, the standards contemplated by the Statement of Policy. The Governance and Nominating Committee also engages professional search firms to help identify potential Independent Trustee candidates who have the experience, qualifications, attributes, and skills consistent with the Statement of Policy. From time to time, additional criteria based on the composition and skills of the current Independent Trustees, as well as experience or skills that may be appropriate in light of future changes to board composition, business conditions, and regulatory or other developments, have also been considered by the professional search firms and the Governance and Nominating Committee. In addition, the Board takes into account the Trustees' commitment and participation in Board and committee meetings, as well as their leadership of standing and ad hoc committees throughout their tenure.

In determining that a particular Trustee was and continues to be qualified to serve as a Trustee, the Board has considered a variety of criteria, none of which, in isolation, was controlling. The Board believes that, collectively, the Trustees have balanced and diverse experience, qualifications, attributes, and skills, which allow the Board to operate effectively in governing the fund and protecting the interests of shareholders. Information about the specific experience, skills, attributes, and qualifications of each Trustee, which in each case led to the Board's conclusion that the Trustee should serve (or continue to serve) as a trustee of the fund, is provided below.

C: The Staff asserts that the current disclosure in the "Trustees and Officers" section does not adequately describe the reasoning behind each Trustee's appointment to the Board. The Staff also requests that additional information be added describing why a particular Trustee's skills or background are conducive to their position on the Board.

R: We continue to be of the view that, as required by Item 17(b)(10), the current disclosure in the "Trustees and Officers" section includes a brief discussion of the experience, qualifications, attributes, or skills that led to the conclusion that each Trustee should serve as a Trustee for the fund. In addition to the disclosure cited by the Staff, we call the Staff's attention to the disclosure under "Standing Committees of the Fund's Trustees" that describes certain minimum qualifications for Independent Trustees, and to each Trustee's biographical information, which includes each Trustee's principal occupation during the last five years and other information relating to the experience, attributes, and skills relevant to each Trustee's qualifications to serve as a Trustee, and which led to the conclusion that each Trustee should serve as a Trustee for the fund.

14. "Trustees and Officers" (SAIs)

C: The Staff would like confirmation that biographies reflect all directorships for the past five years.

R: In accordance with Item 17 of Form N-1A, directorships held during the past five years are disclosed.

15. Tandy Representations (prospectuses and SAIs)

C: The Staff would like us to affirm the following three statements:

1) The fund is responsible for the adequacy and accuracy of the disclosure in the filings.

2) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing.

3) The fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the Federal Securities Laws.

R: We affirm the aforementioned statements.